GLAS-AIRE INDUSTRIES GROUP LTD (GLAR)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G

Under Securities Exchange Act of 1934

____________________________________________________

Name of Issuer: GLAS-AIRE Industries Group LTD

Title or Class of Securities Common Stock $ .10 Par Value

_____________________________________________________

CUSIP: 590262101

1 NAME OF REPORTING PERSON(S)

RABIDEAU FAMILY TRUST

4 CITIZENSHIP:

ARIZONA (FT)

5 SOLE VOTING POWER

128700 (1)

6 SHARED VOTING POWER

NONE

7 SOLE DISPOSITIVE POWER

128700 (1)

8 SHARED DISPOSITIVE POWER

NONE

9 AGGREGATE AMOUNT BENEFICIALLY OWNED

128700 (1)

11 PERCENT OF CLASS REPRESENTED BY LINE 9

10.6% (2)

12 TYPE OF REPORTING PERSON

TRUSTEE FOR FAMILY TRUST

1(a) NAME OF ISSUER

GLAS-AIRE INDUSTRIES GROUP LTD

2(b) ADDRESS OF ISSUER

3137 GRANDVIEW HIGHWAY

VANCOUVER BC CANADA

2(a) NAME OF PERSON FILING

DARRYL RABIDEAU

2(b) ADDRESS OR PRINCIPAL OFFICE

8101 E KALIL DR.

SCOTTSDALE, AZ 85260

2 CITIZENSHIP

AN ARIZONA FAMILY TRUST

2(d) TITLE OF CLASS OF SECURITIES

COMMON STOCK

2(e) CUSIP NUMBER

590262101

3 THIS STATEMENT IS BEING FILED PURSUANT RULE 13d-1(c),

or 13d-2 (b) and one person filing is a family trust with an individual as

Trustee.

4 OWNERSHIP

4(a) AMOUNT BENEFICIALLY OWNED

128700 (1)

4(b) PERCENT OF CLASS

10.6%

4(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)SOLE VOTING POWER TO VOTE OR DIRECT THE VOTE-

128700 (1)

(ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE

NONE

(iii) SOLE POWER TO DISPOSE OR TO DIRECT DISPOSITION OF-

128700 (1)

(iiiv) SHARED POWER TO DISPOSE OR TO DIRECT DISPOSITION

OF-

NONE

NOTE (1) The Rabideau Family Trust is a revokable Trust managed by founder and Trustee- Darryl Rabideau for the primary purpose of providing education benefits to heirs and heirs children. Investments are made and managed solely to benefit the Trust and subsequently heirs.

NOTE (2) Per Cent Ownership is based on estimated outstanding shares in GLAS-AIRE Industries Group LTD after the company purchasing 1.215 million shares of its outstanding from Regency Affiliates Inc. and assuming these purchased shares are placed in company treasury.

5 OWNERSHIP OF FIVE PERCENT OR LESS IN A CLASS

N/A

6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF

OF ANOTHER PERSON (ENTITY):

All securities reported in this schedule are owned by

Rabideau Family Trust

7 IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY

WHICH ACQUIRED THE SECURITIES BEING REPORTED ON

BY THE PARENT HOLDING COMPANY (TRUSTEE IN THIS

REPORT):

Company (Trust)

Trustee as indicated in this report

8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS

OF THE GROUP (TRUST):

Not applicable

9 NOTICE OF DISSOLUTION OF GROUP (TRUST)

Not applicable

10 CERTIFICATION:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that information set forth in this statement is true, complete and correct.

Tuesday, October 30, 2001

Darryl E Rabideau

Trustee

Rabideau Family Trust